FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>September</u>, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X].... Form 40-F….[   ]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: September 6, 2007   Charles A. Butt
                                              President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Notwithstanding the foregoing, information contained in the attached press release under the heading "About Fennobon" and "About Reducol" and on the websites www.fennobon.fi and www.reducol.com is not incorporated by reference in the prospectus. Information contained in the attached press release contains forward looking information.



FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **September 6, 2007**

Fennobon of Finland Launches Cholesterol-Lowering Chewing Gum with Reducol™

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) announces Fennobon of Finland has launched the first cholesterol-lowering XyliDent Pro chewing gum incorporating Forbes Medi-Tech's cholesterol-lowering ingredient, Reducol™. Consumers in Finland will be able to purchase the gum in major retail chains across Finland.

According to recent research published by Mintel, the demographics of chewing gum consumption are definitely changing. Baby Boomers have embraced chewing gum as a way to reduce smoking, combat tooth decay, lower calorie intake and seek relief from stress. XyliDent Pro has been formulated to taste great and deliver a heart health benefit that supports consumers looking to indulge their health.

"XyliDent Pro chewing gum is a clear example of vigorous innovation of a Reducol™ application in a consumer category where new products are hard to develop," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "This represents an important step in a new generation of products supporting cardiovascular health that can be enjoyed by consumers in addition to the variety food categories, such as milk, rye bread, spreads, chocolate, yogurt and yogurt drinks where Reducol™ is presently enjoyed".

Fennobon manufactures specialty chewing gums and pastilles with xylitol with domestic brands such as XyliDent, XyliMax, XyliBon, XyliSuu, Hugo and "Moomin" gums. The Company also provides private label manufacturing for domestic and international customers.

About Fennobon

Fennobon Oy, established in 1990, is a manufacturer of genuine Finnish xylitol products. Fennobon develops, manufactures, and markets multifunctional chewing gums and candies. Unique and innovative products promote health and well-being in many ways. All products are sugar-free and sweetened with much studied and tooth-friendly xylitol. Xylitol has been proven to exhibit dental benefits that are superior to any other known sweetener. Additional information on Fennobon can be found at www.fennobon.fi

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or "Sterols". The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

\# # #

For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech ("Forbes" or the "Company"). This News Release contains forward-looking statements and information regarding Reducol™, the launch of a chewing gum containing Reducol™, future chewing gum consumption, and Forbes' strategy and vision, which statements can be identified by the use of forward-looking terminology such as "reduce", "will", "new", "promote", or comparable terminology referring to future events

or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors; the Company's need for future funding, the availability and sufficiency of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; reliance by the Company on its suppliers and manufacturers for performance; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.